

CNB CORPORATION BOARD OF DIRECTORS

Harold G. Cushman, Jr., *Chairman*

James W. Barnette, Jr.	William O. Marsh
William R. Benson	George F. Sasser
Harold G. Cushman, III	Lynn G. Stevens
W. Jennings Duncan	John C. Thompson
Edward T. Kelaher	

CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan	President
L. Ford Sanders, II	Executive Vice President
William R. Benson	Senior Vice President
Marion E. Freeman, Jr.	Senior Vice President
Phillip H. Thomas	Senior Vice President
M. Terry Hyman	Senior Vice President
Raymond Meeks	Vice President
A. Mitchell Godwin	Vice President
Jackie C. Stevens	Vice President
Betty M. Graham	Vice President
F. Timothy Howell	Vice President
E. Wayne Suggs	Vice President
Janice C. Simmons	Vice President
Patricia C. Catoe	Vice President
W. Michael Altman	Vice President
Boyd W. Gainey, Jr.	Vice President
William Carl Purvis	Vice President
Bryan T. Huggins	Vice President
Virginia B. Hucks	Vice President
W. Page Ambrose	Vice President
L. Ray Wells	Vice President
L. Kay Benton	Vice President
Richard A. Cox	Vice President
Gail S. Sansbury	Vice President
Roger L. Sweatt	Vice President
Tammy L. Scarberry	Vice President
Timothy L. Phillips	Assistant Vice President
Helen A. Johnson	Assistant Vice President
Elaine H. Hughes	Assistant Vice President
Gwynn D. Branton	Assistant Vice President
D. Scott Hucks	Assistant Vice President
Carlis L. Causey	Assistant Vice President
Jeffrey P. Singleton	Assistant Vice President
C. Joseph Cunningham	Assistant Vice President
Rebecca G. Singleton	Assistant Vice President
Doris B. Gasque	Assistant Vice President
John H. Sawyer, Jr	Assistant Vice President
John M. Proctor	Assistant Vice President
Sherry S. Sawyer	Banking Officer
Josephine C. Fogle	Banking Officer
Debra B. Johnston	Banking Officer
Freeman R. Holmes, Jr.	Banking Officer
Jennie L. Hyman	Banking Officer
Marsha S. Jordan	Banking Officer
Sylvia G. Dorman	Banking Officer
Marcie T. Shannon	Banking Officer
Caroline P. Juretic	Banking Officer
Sheila A. Johnston	Banking Officer
Nicole White	Banking Officer
Janet F. Carter	Banking Officer
Dawn L. DePencier	Banking Officer
Steven D. Martin	Banking Officer
Carol M. Butler	Banking Officer
W. Eugene Gore, Jr.	Banking Officer
James P. Jordan, III	Banking Officer
Bonita H. Smalls	Banking Officer

TO OUR SHAREHOLDERS AND FRIENDS:

The U.S. national economy emerged from a state of recession during the third quarter of 2009 and recovery continued in the fourth quarter of 2009. The Bureau of Economic Analysis, a division of the U.S. Department of Commerce, indicated that real gross domestic product (GDP) increased at an annual rate of 2.2% for the third quarter of 2009, and the Advance Estimate for the fourth quarter indicates that GDP increased at an annual rate of 5.7%. The fourth quarter increase reflects an acceleration in private inventory investment, a deceleration in imports, and an upturn in nonresidential fixed investment that were partly offset by decelerations in federal government spending and personal consumption expenditures. Locally, the real estate sector also posted gains in the fourth quarter of 2009 with the total number of real estate transactions increasing approximately 33% as compared to the fourth quarter of 2008. This is an improvement from the approximate 11%, 21%, and 44% declines experienced for the third, second, and first quarters of 2009, respectively, in comparison to the same periods in 2008. The banking industry has continued to experience significant difficulties with 140 bank failures occurring in 2009 compared to 25 for 2008. Despite these difficulties, Conway National maintained a solid financial position and comparatively favorable operating results for 2009.

Net income for 2009 totaled $5,067,000, down 43.4% from the $8,957,000 earned for 2008. Although earnings declined for 2009, Conway National performed very well in comparison to our national peer and to the combined operating results of all South Carolina banks. On a per share basis, earnings declined 43.5% from $5.36 in 2008 to $3.03 in 2009, adjusted for the effect of a two-for-one stock split in 2009, representing a return on average assets of .56% and a return on average equity of 5.91% as compared to 1.05% and 11.18%, respectively, for 2008. The return on average assets for the Bank's national peer group was .19% for 2009, while the annualized return on average assets for all South Carolina banks was a net loss of (.48)% for the nine-month period ended September 30, 2009. The year-end return on average assets for all South Carolina banks was not available at the time of this publication.

Total assets grew to $920.6 million at December 31, 2009, an increase of 5.3% over December 31, 2008, and capital stood at $87.4 million at December 31, 2009 compared to $83.5 million at December 31, 2008. Total deposits were $705.3 million at December 31, 2009, an increase of 3.8% from $679.2 million for the previous year. As well, the Bank experienced a substantial increase in repurchase agreements, which increased 55.2% from $67.4 million at December 31, 2008 to $104.7 million at December 31, 2009. Loans totaled $579.8 million at December 31, 2009, a decrease of 3.1% from 2008; and investment securities were $232.6 million, an increase of 12.4% from the prior year.

Net income for 2009 of $5,067,000 compares favorably to peer and industry performances but is significantly lower than historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which decreased slightly, .3% to $31,818,000 for 2009 from $31,898,000 for 2008. Other factors which affect earnings include the provision for possible loan losses, noninterest expense, and noninterest income. The provision for possible loan losses increased significantly, 245.4%, from $2,533,000 for 2008 to $8,748,000 for 2009. The allowance for loan losses, as a percentage of net loans, was increased to 1.60% at December 31, 2009 as compared to 1.20% at December 31, 2008. Noninterest expense increased 4.1% from $23,108,000 for 2008 to $24,046,000 for 2009; and noninterest income increased 13.5% from $7,188,000 to $8,156,000 for the same periods, respectively. Noninterest expense increased due primarily to increased FDIC insurance premiums, which increased 589.5% from $239,000 for 2008 to $1,648,000 for 2009. Noninterest income increased due to increased gains on sales of investment securities, partially offset by a decline in service charge income on deposit accounts and decreased other operating income.

With the national and local economies expected to remain subdued through much of 2010, we anticipate that profitability will remain below historical levels while, at the same time, expect that the Bank will continue to grow, further strengthen, and generally prosper. Although the Bank's credit concerns have been relatively minor in terms of the magnitude of non-performing assets in the industry and local markets, we will continue to address credit concerns during the first six months of 2010. Loan losses have leveled, but will remain at historically high levels during the first half of 2010. Loan losses are expected to begin a downward trend in the third quarter of 2010. However, the Bank will continue to incur significant FDIC insurance premiums through 2012.

Although the national and local economies have begun to show some strengthening, much uncertainty remains about the sustainability and speed of the current recovery. However, we are confident that your bank will continue to thrive throughout this difficult period. At the same time, the Bank is being positioned and prepared to meet future demands and opportunities. In the fourth quarter of 2009, we completed our system conversions with the installation and implementation of a new teller platform operating system.

Conway National continues firm and strong, maintaining a substantial financial position and profitability above the industry average. Conway National remains steadfast to its conservative and prudent banking practices; and, as always, we are very appreciative of your continued support. We look forward to the future and continuing to build your bank steeped in our traditions of exceptional customer service, trust, and dedication to all of the communities we serve.

W. Jennings Duncan, President
CNB Corporation and The Conway National Bank

CNB CORPORATION
and
THE CONWAY NATIONAL BANK

CNB The Conway National Bank
CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2009

www.conwaynationalbank.com

CNB CORPORATION AND SUBSIDIARY
Conway, South Carolina

CONSOLIDATED BALANCE SHEET
(Unaudited)

ASSETS:	Dec. 31, 2009	Dec. 31, 2008
Cash and due from banks	$ 25,879,000	$ 19,259,000
Due from Federal Reserve Bank, balance in excess of requirement	36,765,000	0
Total cash and due from banks	$ 62,644,000	$ 19,259,000
Investment securities:		
Obligations of United States government sponsored enterprises	194,753,000	175,720,000
Obligations of states and political subdivisions	33,985,000	27,520,000
Other securities	3,867,000	3,756,000
Total investment securities	232,605,000	206,996,000
Federal funds sold	14,000,000	21,000,000
Loans	579,796,000	598,281,000
Less allowance for loan losses	(9,142,000)	(7,091,000)
Net loans	570,654,000	591,190,000
Bank premises and equipment	23,251,000	23,403,000
Other assets	17,487,000	12,777,000
Total assets	$ 920,641,000	$ 874,625,000
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 96,834,000	$ 100,560,000
Interest-bearing	608,436,000	578,659,000
Total deposits	705,270,000	679,219,000
Securities sold under agreement to repurchase	104,654,000	67,415,000
Other short-term borrowings	15,650,000	33,792,000
Other liabilities	7,638,000	10,673,000
Total Liabilities	833,212,000	791,099,000
Stockholders' Equity:		
*Common stock, par value $5.00 per share:		
Authorized 3,000,000; issued 1,677,233 in 2009 and 1,659,036 in 2008	8,386,000	8,295,000
Capital in excess of par value of stock	51,418,000	50,085,000
Retained earnings	26,620,000	23,648,000
Accumulated other comprehensive income	1,005,000	1,498,000
Total stockholders' equity	$ 87,429,000	$ 83,526,000
Total liabilities and stockholders' equity	$ 920,641,000	$ 874,625,000

*Adjusted for the effect of a two-for-one stock split during 2009.

CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

	Twelve Months Ended	
INTEREST INCOME:	Dec. 31, 2009	Dec. 31, 2008
Interest and fees on loans	$ 37,170,000	$ 40,431,000
Interest on investment securities:		
Taxable investment securities	5,432,000	7,916,000
Nontaxable investment securities	1,219,000	1,080,000
Other securities	20,000	111,000
Interest on federal funds sold and federal reserve bank balances in excess of required balance	106,000	581,000
Total interest income	43,947,000	50,119,000
INTEREST EXPENSE:		
Interest on deposits	10,668,000	16,538,000
Interest on securities sold under agreement to repurchase	1,121,000	1,421,000
Interest on other short-term borrowings	340,000	262,000
Total interest expense	12,129,000	18,221,000
Net interest income	31,818,000	31,898,000
Provision for loan losses	8,748,000	2,533,000
Net interest income after provision for loan losses	23,070,000	29,365,000
Noninterest income:		
Service charges on deposit accounts	3,530,000	3,810,000
Gains on sales of securities	1,576,000	0
Other operating income	3,050,000	3,378,000
Total noninterest income	8,156,000	7,188,000
Noninterest expense:		
Salaries and employee benefits	14,005,000	14,865,000
Occupancy expense	3,313,000	3,047,000
FDIC deposit insurance assessments	1,648,000	239,000
Other operating expenses	5,080,000	4,957,000
Total noninterest expense	24,046,000	23,108,000
Income before income taxes	7,180,000	13,445,000
Income tax provision	2,113,000	4,488,000
Net Income	$ 5,067,000	$ 8,957,000

*Per share:

Net income per weighted average shares outstanding	$ 3.03	$ 5.36
Cash dividend paid per share	$ 1.25	$ 2.63
Book value per actual number of shares outstanding	$ 52.13	$ 50.35
Weighted average number of shares outstanding	1,672,527	1,672,566
Actual number of shares outstanding	1,677,233	1,659,036

*Adjusted for the effect of a two-for-one stock split during 2009.

Member Federal Reserve System • Member FDIC